Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	Nine Months Ended July 31	October 31,
	2026	2025	2024	2023	2022	2021

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	10,502	10,509	9,924	9,671	12,932	12,826
Less: Gain from investees	633	608	198	153	268	339

	9,869	9,901	9,726	9,518	12,664	12,487

Fixed charges	1,809	2,655	2,927	2,912	2,649	1,560

Earnings	11,678	12,556	12,653	12,430	15,313	14,047

Fixed charges
Interest expense	1,809	2,655	2,927	2,912	2,649	1,560

Fixed charges	1,809	2,655	2,927	2,912	2,649	1,560
Preference security dividend requirements(1)	518	685	594	544	330	300

Fixed charges and preferred dividends	2,327	3,340	3,521	3,456	2,979	1,860

Ratio of earnings to fixed charges	6.46	4.73	4.32	4.27	5.78	9.00

Ratio of earnings to combined fixed charges and preferred dividends	5.02	3.76	3.59	3.60	5.14	7.55

Including interest on deposits
Earnings
Income from continuing operations before income taxes	10,502	10,509	9,924	9,671	12,932	12,826
Less: Gain from investees	633	608	198	153	268	339

	9,869	9,901	9,726	9,518	12,664	12,487

Fixed charges	23,484	36,080	42,407	38,562	15,443	8,025

Earnings	33,353	45,981	52,133	48,080	28,107	20,512

Fixed charges
Interest expense	23,484	36,080	42,407	38,562	15,443	8,025

Fixed charges	23,484	36,080	42,407	38,562	15,443	8,025
Preference security dividend requirements(1)	518	685	594	544	330	300

Fixed charges and preferred dividends	24,002	36,765	43,001	39,106	15,773	8,325

Ratio of earnings to fixed charges	1.42	1.27	1.23	1.25	1.82	2.56

Ratio of earnings to combined fixed charges and preferred dividends	1.39	1.25	1.21	1.23	1.78	2.46

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred shares and other equity instruments.